UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 22 July 2022, London UK

Board and Committee changes

GSK plc (LSE/NYSE: GSK) has today announced the following changes to its Board and Committees, which took effect immediately following the demerger of the Consumer Healthcare business on Monday 18 July 2022 (the Demerger):

●	Charles Bancroft has succeeded Vindi Banga as Senior Independent Non-Executive Director. Mr Bancroft has also been appointed a member of the Remuneration Committee.
●	Urs Rohner has been appointed a member of the Audit & Risk Committee.
●	Dr Anne Beal has been appointed a member of the Remuneration and Nominations & Corporate Governance committees.
●
Dr Vishal Sikka who joined the Board on 18 July 2022 has been appointed a member of the Corporate Responsibility Committee. In addition, Dr Sikka will attend Audit & Risk Committee meetings to support the Committee's oversight of GSK's Digital and Technology programme.

The Board has determined that given the refreshment of the Board following the Demerger and the Company's renewed focus the whole Board will engage with the workforce to gather employees' perspectives rather than designating a specific Non-Executive Director for this purpose. A programme of events is in place to facilitate engagement with employees to gather and understand directly their views.

As previously announced:

●	Vindi Banga and Dame Vivienne Cox stepped down from the GSK Board upon their appointments to the Haleon plc Board effective on Demerger.
●	Lynn Elsenhans retired from the Board effective from the Demerger.

These changes continue the transition of the Board as an independent biopharma company post separation. GSK expects to announce further Non-Executive Director appointments shortly.

Board and Committee Membership with effect from 18 July 2022:

Board Membership
Sir Jonathan Symonds Emma Walmsley Iain Mackay Dr Hal Barron* Charles Bancroft Dr Anne Beal Dr Hal Dietz Dr Laurie Glimcher Dr Jesse Goodman Urs Rohner Dr Vishal Sikka
Non-Executive Chair
Chief Executive Officer
Chief Financial Officer
Chief Scientific Officer
Senior Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director

*Dr Barron will transition to a Non-Independent Non-Executive Director with effect from 1 August 2022.

Board Committee	Committee Chair	Members
Audit & Risk Committee	Charles Bancroft*	Dr Anne Beal Dr Laurie Glimcher Urs Rohner
Remuneration Committee	Urs Rohner	Charles Bancroft Dr Anne Beal
Nominations & Corporate Governance Committee	Sir Jonathan Symonds	Charles Bancroft Dr Anne Beal Urs Rohner
Corporate Responsibility Committee	Dr Anne Beal	Dr Jesse Goodman Dr Vishal Sikka
Science Committee	Dr Jesse Goodman**	Dr Hal Dietz** Dr Laurie Glimcher** Dr Hal Barron (wef 1 August 2022)
Chairs' Committee	Sir Jonathan Symonds	Senior Independent Non-Executive Director Chairs of the Board's Committees
*   Audit committee financial expert
** Scientific and Medical Expert

Victoria Whyte
Company Secretary
22 July 2022

Notes

A. The following information is available for reference on www.GSK.com:
1.	Biographies of each Board member	Board of directors and leadership team | GSK
2.	Terms of reference of each Board Committee	Committees | GSK
3.	Current Non-Executive Director Fees	Non-Executive Director Fees
B.	Mr Bancroft's annual fee increased by £50,000 per annum when he became GSK's Senior Independent Non-Executive Director.
About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q1 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 22, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc